Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

SJW Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-105010 and 333-127383) on Form S-8 of SJW Corp. of our report dated March 5, 2010, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of SJW Corp.

/s/ KPMG LLP

Mountain View, California

March 5, 2010